

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 22, 2010

Mr. Sean P. Hennessy
Senior Vice President - Finance and CFO
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

      **Re:    The Sherwin-Williams Company**
              **Form 10-K for Fiscal Year Ended December 31, 2009**
              **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
              **File No. 1-4851**

Dear Mr. Hennessy:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief